August 4, 2011

H. Roger Schwall
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE:    Core Laboratories N.V.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 22, 2011
Form 8-K
Filed April 19, 2011
File No.: 1-14273

Dear Mr. Schwall:

Thank you for the letter dated July 21, 2011 from the staff of the Division of Corporate Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) regarding our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”) and our Form 8-K filed on April 19, 2011 (the “Form 8-K”). Set forth below are the responses of Core Laboratories N.V. ("Core Laboratories" or the "Company") to your comments in the order in which they were presented in the letter from the Staff. For your convenience, each response is prefaced by the exact text of the corresponding comment.

Form 10-K for Fiscal Year Ended December 31, 2010

Risk Factors, page 7

1.
The introductory paragraph states that you do not list all risk factors and that the risk factors merely “include” those listed below. Please eliminate any text which suggests that you do not include in this section all the known, material risks.

We have updated the text to be used on subsequent filings to eliminate the suggestion that we have not included all known material risks. For your reference please see attached Exhibit 1 reflecting the updated language.

We are subject to a variety of environmental laws and regulations, page 9

2.
We note that you supply certain chemicals used in hydraulic fracturing operations. Please tell us, with a view for disclosure, whether there have been any incidents, citations, or suits related to your fracing operations for environmental concerns, and if so, what your response has been.

As one part of Core Laboratories' business, its Production Enhancement segment supplies certain chemical tracers that are injected with hydraulic fracturing fluid and then analyzes the flow back of that fracturing fluid to diagnose the success of a hydraulic fracturing job that is performed by another service company. Core Laboratories, itself, is not a hydraulic fracturing company and does not perform the hydraulic fracturing services or inject additives to the fracturing fluid which change the performance characteristics of that fracturing fluid.

The regulation, if any, of the chemical tracers supplied by Core Laboratories in this process has been a matter for state regulation in the states in which Core Laboratories has been operating. Until recently, there has been no state regulation of the chemicals that Core Laboratories supplies, because the chemicals themselves and/or the relatively small quantities used by Core Laboratories have not been deemed to be of environmental concern. The states of Wyoming and Arkansas have recently passed regulations governing chemical injection in hydraulic fracturing jobs, and Core Laboratories is in compliance with those regulations, and more significantly, has been granted “trade secret” status (meaning the details of what chemical tracers are supplied is protected from public disclosure) because the chemical tracers are deemed not to pose a risk to the public.

There have been no incidents, citations or suits with regard to Core Laboratories' use of chemical tracers in the hydraulic fracturing process and we will disclose that in future filings.

3.
In regard to your involvement in hydraulic fracturing, please also tell us what steps you, or your customers, have taken to minimize any potential environmental impact. For example, and without limitation, please explain if you:

•	have steps in place to ensure that the drilling, casing, and cementing adhere to known best practices;

•	monitor the rate and pressure of the fracturing treatment in real time for any abrupt change in rate or pressure;

•	evaluate the environmental impact of additives to the fracturing fluid; and

•	minimize the use of water and/or dispose of it in a way that minimizes the impact to nearby surface water.

As stated in response to Question No. 2, Core Laboratories is not a hydraulic fracturing company and does not conduct those operations. As such, we are not involved in drilling, casing or cementing any job, nor are we involved in determining or monitoring the rate of flow or changes in pressure. All of that work is performed by the hydraulic fracturing company. We have evaluated all applicable regulatory requirements and also considered the environmental impact of the tracers we inject to the fracturing fluid. We believe the level of tracers that we supply does not pose an undue environmental risk.

4.
Please provide us a report detailing all chemicals used in your hydraulic fracturing fluid formulation/mixture, in the volume/concentration and total amounts utilized, for representative wells in each of the major resource plays for which you supply fluid.

The actual chemical tracers we supply and the formulations/mixtures of those chemical tracers are proprietary in nature and the only two states that regulate this matter have both granted “trade secret” status to Core Laboratories regarding that information.  We will submit that information in a separate letter dated August 5, 2011 to the SEC on a “Confidential” basis as we do in the two states that regulate the tracers.

In a typical job, Core Laboratories injects chemical tracers at the rate of 750 parts/billion (0.75 parts/million) as a ratio of the fracturing fluid. This means that on a job in which 100,000 gallons of fracturing fluid is being pumped into a well, this would equate to 287 grams (10.912 ounces) of chemical or 0.875 gallons of chemical.

5.
In light of the public concern over the risks relating to hydraulic fracturing, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability. This would include, for example, your potential liability in connection with any environmental contamination related to fracturing operations in which you or your customers are involved. For example, and without limitation, please address the following with respect to your hydraulic fracturing operations:

•	disclose the applicable policy limits and deductibles related to your insurance coverage;

•	disclose your related indemnification obligations and those of the third parties who use your products or services when performing hydraulic fracturing operations, if applicable;

•	clarify your insurance coverage with respect to any liability related to any resulting negative environmental effects; and

•	provide further detail on the risks for which you are insured for your customers' hydraulic fracturing operations.

The Company does not conduct hydraulic fracturing and is not responsible for our customer's hydraulic fracturing, as such we consider our risks related to hydraulic fracturing liability to be immaterial. We carry Contractors Pollution Liability insurance with a policy limit of $10 million and a deductible of $50 thousand for each loss for our US and Canadian locations and General Liability insurance with a policy limit of EUR 2.5 million and a deductible of EUR 100 thousand for all other locations. Management believes that these amounts are appropriate for the activities we conduct in and around the well site. Insurance providers are selected and updates to policy limits and deductible features are made during the year as risks and costs are re-evaluated based upon risk exposure levels and market cost conditions.

In general, our service arrangements require us to indemnify third parties to the extent of our own actions, but they do not indemnify third parties for products or services utilized below the rotary table of a drilling rig. We have product liability coverage under our general liability policy but our risk is limited as we do not control or advise on the use of our products or services once they are released into the control of the drilling contractor.

6.
In this regard, discuss what remediation plans or procedures are in place to deal with the environmental impact that would occur in the event of a spill or leak from the hydraulic fracturing operations in which you or your customers are involved.

Core Laboratories has an Emergency Procedures section in our Operating and Emergency Procedures Manual. That section addresses the company policy and puts into place certain procedures to follow in the event of a potential release or actual release into the environment. Core Laboratories conducts training on these policies and procedures for those employees in the Production Enhancement segment who will be involved in such work.

The Company is not a hydraulic fracturing company and does not conduct those operations so our risk is limited. We do not control or advise on the use of our products or services once they are released into the control of the drilling contractor and view our risk with regard to hydraulic fracturing activities as immaterial. We carry Contractors Pollution Liability insurance and General Liability insurance for activities we conduct in and around the well site as indicated in our response to Question No. 5.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 15

Results of Operations, page 20

7.
In this section, you sometimes refer to two or more primary drivers that contributed to a material change. For example, you state that the increase in product sales revenue from 2009 to 2010 “was driven by (1) the acceptance and demand of [your] specialized completion products introduced over the last three years, (2) an increased market share in North American natural gas and oil shale reservoirs and (3) an increased market penetration in the Middle East and Asia-Pacific perforating markets.” Please quantify the amount of the change that was contributed by each of the primary drivers. See Section III.D of SEC Release 33-6835 (May 19, 1989).

For your reference please see attached Exhibit 2 reflecting the financial data in support of the statements in the Form 10-K. Future filings will include additional explanations and quantifications.

Financial Statements

Note 2: Summary of Significant Accounting Policies, page F-7

Accounts Receivable/ Inventories, page F-8

8.
We note from your revenue recognition policy that you earn revenue from long-term contracts that are rendered in proportion to the work performed. Please tell us how you have considered the disclosure requirements of Rule 5-02(3)(c) and 5-02(6)(a)(2) of Regulation S-X. Note that contracts of a duration under 12 months may also be included in the accounts receivable disclosure, as provided by Rule 5-02(6)(d).

Accounts Receivable. Long-term contracts as referenced in our discussion on revenue recognition in the Form 10-K relate primarily to testing and analysis services conducted by our Reservoir Management segment. While these contracts are long-term in nature, due to the relationship that we have with a client we do not believe they are "long-term contracts" as defined in Rule 5-02(6)(d). This activity does not recognize gross profit on a percent complete basis, nor does it result in material amounts of inventory or unbilled receivables as the testing and analysis work is performed over a short period of time, i.e. 6 weeks or less for a set of samples. These services provide information with respect to key rock characteristics that are grouped into informational data bases or studies each with a specific focus on a particular geology, geographic area or specific oil or gas field play.
Testing and analysis is performed on core samples submitted to the Company by the consortium members of that particular study and is summarized as an information data base that is updated over time for use by the consortium members. Revenue is recognized when the testing and analysis information is made available to the consortia as the testing and analysis is completed for each well in the program. Revenue is calculated based upon the price listing for each type of test or analysis. The core samples are submitted to the Company periodically over several years as wells are drilled. Although these studies are long term in duration, providing testing and analysis services are contingent upon the submission of additional samples by the consortium members to the Company. We do not know the breadth, volume or length of a study when it commences. Because there is no predetermined endpoint of a particular study and future testing and analysis for a study is a short term determination in the hands of the client, we do not view this activity as being associated with a long-term contract. These long-term business arrangements are viewed as master service agreements with a defined client group for specific information to be provided. In the Company's view, these activities do not fall under the disclosure guidance in Rule 5-02(3)(c) or Rule 5-02(6)(d).
Inventories. We do not carry inventories for our long-term service contracts as these contracts are for activities that are performed in a relatively short period of time, i.e. in six weeks or less. Since we do not have cost elements that can be inventoried related to long-term service contracts, it has been our view that we do not have additional disclosures under Rule 5-02(6)(a)(2).

We will update the disclosure in our revenue recognition policy to provide more clarity by excluding the reference to recognition of revenue as rendered in proportion to the work performed as this could be incorrectly interpreted as revenue being recognized on a percentage of completion basis.

Revenue Recognition, page F-10

9.
Please provide us, and in your disclosure, more specificity as to how progress to completion is measured, as it relates to your long term contracts. Refer to ASC 605-35-25-51 through 25-53, 25-79 through 25-81, and 50-2, for guidance.

The reference to long term contracts is with respect to our consortium studies. (See response to Question No. 8.) To provide more clarity for the reader, we will add the following additional disclosure to the Revenue Recognition discussion under Summary of Significant Accounting Policies in subsequent filings:
We conduct testing and provide analysis in support of our consortium studies recognizing revenue as the testing and analysis results are made available to our consortium members.

10.
We note throughout your filing you identify the types of services and products that you provide. We also note that you recognize revenue under a number of different methods. Please tell us how you have considered providing examples of your significant products and services for each method in which you recognize revenue.

The Company recognizes revenue on sales of products and services in accordance with ASC 605-15 and ASC 605-20, respectively, and in all cases in accordance with Staff Accounting Bulletin 13A. Specifically, revenue is recognized with respect to sales of products and services as follows:
Products. We manufacture equipment that we sell to our clients in the oil and gas well industry. Revenue is recognized when title to that equipment passes to the client which is typically when the product is shipped to the client or picked up by the client at our facilities, as set out in the contract.

Services. We provide a variety of services to clients in the oil and gas well industry. Where services are provided related to the testing and analysis of rock and fluids, we recognize revenue upon the provision of the test results or analysis to the client. For our design, field engineering and completion diagnostic services, we recognize revenue upon the delivery of those services at the well site. In the case of consulting services, revenue is recognized when the reservoir model solution is presented to our clients. We conduct testing and provide analysis services in support of our consortium studies recognizing revenue as the testing and analysis results are made available to our consortium members.
To strengthen the disclosure surrounding revenue recognition in the Form 10-K, we intend to add the above explanations to our Revenue Recognition section under Summary of Significant Accounting Policies.

11.
We note that you recognize revenue for consulting services as the services are performed. Please clarify for us, with a view towards disclosure in future filings, how you bill these consulting services (e.g. hourly, fixed price, or performance measures).

In instances where our clients are experiencing specific issues with particular wells or fields, we will discuss with them the value of providing a solution. The issue could be fluid, mechanical or geological related, or could be some combination of these. The price for a solution, if found, is fixed and agreed upon with the client before any analytical work is performed by the Company. The reservoir model for the solution is developed in our Reservoir Management segment and presented to the client at which point an invoice for the agreed upon price is issued and revenue is recognized. Our consulting services do not include the implementation of any reservoir model solution that is presented to the client. We do not charge consulting services on time but rather the client is charged for delivery of a solution in the form of a reservoir model that addresses their issue(s). This is a very minor part of our business but allows us to maintain steady contact with our clients and further enhance our reputation in the industry in the area of reservoir management. Revenue associated with this specific activity is less than 1% of our business.

To strengthen the disclosure surrounding revenue recognition in the Form 10-K, we intend to add to our Revenue Recognition section under Summary of Significant Accounting Policies the explanations provided in our response to Question No. 10. for subsequent filings.

12.
We note that you recognize revenue for consulting services as the services are performed. You indicate at the beginning of your policy that revenues for services are generally recognized when completed. Please clarify which services are recognized upon completion, and which consulting services are recognized as performed.

For our services related to laboratory testing and analysis of core and fluid samples, we recognize revenue when the results of the testing and analysis are made available to our clients. (See comment response to Question No. 10.) Consulting services are billed and revenue recognized at the fixed price agreed to with the client for that reservoir model solution at the point when the reservoir model solution is presented to the client, which signifies that the service is complete. (See also response to Question No. 11.)
We will update the Revenue Recognition section of Summary of Significant Accounting Policies to remove the reference to "training and consulting service revenues". We recognize revenue from these services in the same manner as all other services, which is stated previously in this section as when the services are complete.

Note 15: Segment Reporting, page F-25

13.
Your website displays nine divisions that comprise your company and it is not clear whether these divisions constitute operating segments that have been aggregated under ASC 280-10-50-11. (ASC 280-10-50-21 requires disclosure when operating segments have been aggregated.) As it relates to the divisions, we note that at least three of them, Owen Oil Tools, Saybolt, and Integrated Reservoir Solutions, are led by an executive who is also part of “senior operations management.” If the members of senior operations management report to your entity's chief operating decision maker, it may be an indication that the divisions are operating segments. Accordingly, please clarify for us the number of operating segments that you have identified under ASC 280-10-50-1 and ASC 280-10-50-3 through 50-9. If less than nine operating segments have been identified, provide us an analysis that supports aggregation if operating segments are being aggregated. As part of your response, please provide us a copy of the 2010 operating results reviewed by your chief operating decision maker to make decisions about resources to be allocated and assess performance.

We have identified three operating segments for the Company, referenced as Reservoir Description, Production Enhancement and Reservoir Management and have reported in this manner consistently since 1997. They each represent business activities that earn revenues and incur expenses and discrete financial information is available for each. The Chief Operating Decision Makers ("CODMs") for the Company are represented by the Chief Executive Officer and the Chief Financial Officer who review the financial information and operating results for each of these operating segments each month, each quarter, and on an annual basis.
A hard copy report is furnished to the CODMs on a monthly basis which provides a wide range of performance measures and financial information pertaining to the performance of the operating segments. The first several schedules of the summary reports are provided for the period end December 31, 2010 and the period end March 31, 2011 for your reference as Exhibits No. 3 and 4. Together these two CODMs make decisions about funding, resourcing, capital expenditure management, goal setting, compensation targets, strategic planning for each of the three operating segments and assess the performance of the company on the basis of each of these three segments. It is the CODM's view that the activities and performance of the Company is best managed from the perspective of these three operating segments.
The various divisions or business lines that are referenced on the Company's website are each managed by a business line leader who reports directly to the Chief Operating Officer (“COO”). The COO is not included in the CODM function as this position does not have decision making authority over company-wide or segment activities such as funding, resourcing, capital expenditure management, goal setting, compensation targets, strategic planning but rather is responsible for decisions made that are on a location by location basis in terms of inventory levels, overall pricing strategy, and product development, and compensation specific to each business line and utilizes the business line leaders to carry out specific objectives that he has determined for those business lines. These business lines do not represent operating segments as each business line's operating and financial results are not regularly reviewed by the CODMs.
No aggregation of operating segments has taken place. It is the Company's view that aggregation would not be appropriate as each operating segment identified represents a unique and specific part of the phase of an oil and gas well or field and each has a different marketing focus. Further, each operating segment has different drivers of its activity which requires each to be managed separately in different ways.
The Reservoir Description segment focuses on conducting analytical testing of rock and fluids and their derived products in our laboratories. It markets its products and services on a worldwide basis. The purpose of these products and services is to provide valuation information about the reservoir and the gas and/or oil and its derived products contained therein to aid further decision making by clients. The key driver for this segment's activity is the amount of capital budget spent by oil and gas companies.
The Production Enhancement segment represents field based products and services aimed at the completion of oil and gas wells where its technology is applied to enhance the production capabilities of the well and diagnose the effectiveness of actions taken by the client in bringing that well into production. It markets its products and services with an emphasis to the North American area natural gas and oil wells. The key driver for this segment's activity is the oil and gas rig count and enhanced well completion activities with respect to stimulation methods.
The Reservoir Management segment focuses on the planning, development, and monitoring of oil and gas fields by providing data sets to clients on a worldwide basis for both oil and gas well applications. It markets primarily to groups of clients and provides technical solutions to issues through its product and services. The key activity driver for this segment is the long term outlook for the price of oil and gas and the difficulties that oil and gas companies encounter in field development and production.

It is the Company's view that the operating segments have been appropriately determined and reflected in its public filings.

14.
Please provide us a comprehensive analysis of your products and services as it relates to the requirement to disclose the revenue attributable to each product and service, or each group of similar products and services, as provided by ASC 280-10-50-40.

Both product revenues and services revenues are reflected in all three of our operating segments. We offer over 223 different products and 965 different services available to our clients and it is impractical to provide revenues at that level of detail. A grouping of product and services into major groups would still result in a significant number of product and service categories and in our view would not be meaningful information to a shareholder or investor at that level and would be impractical for us to do so. In addition to providing revenue information by operating segment, we separately disclose our revenues from products and services as we feel that is meaningful information in evaluating the performance of the Company and understanding the underlying trends of our revenues.

Form 8-K

15.
We note from your press release included as an exhibit to your 8-K that you referenced free cash flow per share. Please tell us how you considered Accounting Series Release No. 142, Regulation G, and our Non-GAAP Financial Measures C&DIs, located at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm, with respect to the inclusion of this measure in your document. Similar concerns would apply to the use of free cash flow per share in earnings conference calls.

We have provided disclosure in our earnings release and earnings call with respect to our view that the non-GAAP metric of Free Cash Flow ("FCF") and Free Cash Flow per share ("FCF/sh") are performance measurements with respect to the results of operations. We feel that FCF and FCF/sh are key indicators as to the underlying strength of the earnings of a company as history has shown that strong earnings on a consistent basis are not sustainable without consistent and improving FCF and FCF/sh. We provide cautionary language consistent with Regulation G and Accounting Series Release No. 142 in advising the public that the reference to FCF and FCF/sh may be calculated differently by others, should not be viewed in isolation, and is not a measure of liquidity. We have consistently provided a detailed calculation of FCF and FCF per share so the reader does not regard this as a measure of liquidity but rather an indicator of company performance relative to the quality of earnings of other filers.

We feel our view is consistent with the answers provided to Question 102.02 and 102.05 in Accounting Series Release 142 where disclosure is permitted when the adjustment measure is presented as a performance measure and the appropriate disclosures are made.

We acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you have any follow-up comments/questions. We are more than happy to provide additional materials if requested.

Sincerely,

/s/ C. Brig Miller
C. Brig Miller
Chief Accounting Officer